Exhibit 99.2

Management's Discussion and Analysis

Q4 2024

Caledonia Mining Corporation

CALEDONIA MINING CORPORATION PLC	March 31, 2025

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or "the Company”) is for the quarter ended December 31, 2024 (“Q4 2024” or the “Quarter”) and for the year ended December 31, 2024 (the “Year”). It should be read in conjunction with the Audited Consolidated Financial Statements of Caledonia for the Year (the “Consolidated Financial Statements”) which are available from SEDAR+ at www.sedarplus.ca or from Caledonia’s website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared in accordance with International Financial Reporting Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). In this MD&A, the terms “Caledonia”, "the Company”, "the Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are in US Dollars (also “$”, “US$” or “USD”), unless stated otherwise. The MD&A is focused on material matters.

1. OVERVIEW

Caledonia is a Zimbabwean focussed exploration, development, and mining corporation. Caledonia owns a 64% stake in the gold-producing Blanket mine (“Blanket”), and 100% stakes in the Bilboes oxide mine, the Bilboes sulphide project (together with the Bilboes oxide mine "Bilboes") and the Motapa and Maligreen gold mining projects, all situated in Zimbabwe. Caledonia’s shares are listed on the NYSE American LLC (“NYSE American”), depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (all under the symbols “CMCL”).

2. SUMMARY

	3 months ended		12 months ended
	December 31		December 31		Comment
	2024	2023 *Restated	2024	2023 *Restated
Gold produced (oz)	20,248	20,878	78,301	78,466

Gold produced in the Quarter was 3.0% lower than the fourth quarter of 2023 (the “comparative” or “comparable quarter” or “Q4 2023”) and was 0.2% lower in the Year than the previous year, mainly due to the Bilboes oxide mine being placed on care and maintenance on September 30, 2023.

19,841 (Q4 2023: 20,172) ounces of gold were produced at Blanket in the Quarter and 76,656 (2023: 75,416) ounces for the Year.

407 (Q4 2023: 706) ounces of gold were produced from the Bilboes oxide mine in the Quarter and 1,645 (2023: 3,050) ounces for the Year.

	3 months ended		12 months ended
	December 31		December 31		Comment
	2024	2023 *Restated	2024	2023 *Restated
On-mine cost per ounce ($/oz)[1]	1,177	1,092	1,073	1,097

On-mine cost per ounce in the Quarter increased by 7.8% compared to the comparable quarter and decreased by 2.2% for the Year compared to the previous year.

The 7.8% increase in the Quarter against the comparable Quarter was due to higher production costs at Blanket mainly on labour and consumable costs that was partly offset by the reduced Bilboes costs after the oxide mine was placed on care and maintenance from September 30, 2023. The 2.2% year on year decrease is predominantly attributable to the reduced Bilboes costs after the oxide mine was placed on care and maintenance from September 30, 2023.

All-in sustaining cost (“AISC”) per ounce[1]	1,877	1,820	1,506	1,499

The AISC per ounce in the Quarter increased by 3.1% and 0.4% for the Year compared to the comparative quarter and year, predominantly due to the higher on-mine cost per ounce for the Quarter and the Year and an increase in sustaining capital expenditure for the Year.

AISC includes the benefit of the solar plant electricity saving ($49 and $47 per ounce for the Quarter and Year respectively).

Average realised gold price ($/oz)[1]	2,618	1,922	2,347	1,910	The average realised gold price reflects international spot prices.
Gross profit[2] ($’000)	20,929	10,556	76,990	41,482	Gross profit for the Quarter and Year increased from the comparative quarter and year, predominantly due to the higher gold price and lower production cost related to the Bilboes oxide mine.

	3 months ended		12 months ended
	December 31		December 31		Comment
	2024	2023 *Restated	2024	2023 *Restated
Net profit (loss) attributable to shareholders ($’000)	5,865	(3,402)*	17,899	(7,862) *

Net profit attributable to shareholders is higher due to higher gross profit for the Quarter and Year compared to the comparative quarter and year. Lower operating losses were incurred related to the Bilboes oxide mine for the Quarter and Year compared to the comparative quarter and year.

Basic IFRS (loss) earnings per share (“EPS”) (cents)	29.7	(18.7) *	91.2	(43.6) *	Basic IFRS EPS reflects the movement in IFRS profit attributable to shareholders.
Adjusted EPS (cents)[1]	44.3	2.1 *	125.2	(10.3) *	Adjusted EPS excludes inter alia unrealised intercompany foreign exchange gains and losses, deferred tax and fair value movements on derivative financial instruments.
Net cash from operating activities ($’000)	13,391	3,376	41,955	14,769	The higher operating profit increased net cash from operating activities in the Quarter and Year compared to the comparative quarter and year.
Net cash and cash equivalents ($’000)	(8,668)	(11,032)	(8,668)	(11,032)	Net cash increased due to the higher cash inflow from operating activities in the Quarter and the Year compared to the comparative quarter and year.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 3.2. of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

* Refer to section 10 and section 11.

Production at Blanket

Gold production at Blanket for the Quarter was 19,841 ounces and 76,656 ounces for the Year. 207,721 tonnes were hoisted in the Quarter and a record 797,479 tonnes of ore were hoisted in the Year. Lower grade areas were mined in 2024 versus 2023 as was expected in the life of mine plan. Production was within the annual production guidance for Blanket for the year ended December 31, 2024.

Solar plant sale

On September 30, 2024 Caledonia signed a conditional agreement for the sale of the entire issued share capital of its Zimbabwe subsidiary, Caledonia Mining Services (Private) Limited ("CMS"), which owns and operates the 12.2MWac solar plant and supplies power to Blanket Mine. CMS is to be sold to CrossBoundary Energy Holdings ("CBE") for $22.35 million, payable in cash, and the power generation of the solar plant will continue to be sold to Blanket Mine by way of a power purchase agreement.

The solar plant provides approximately 20% of Blanket’s energy requirements and it has significantly reduced the use of expensive diesel-generated power. CBE has been invited to tender for an expansion of the solar plant to deliver further renewable energy to Blanket Mine.

On completion of the transaction, Caledonia will realise a profit of $8 million on the $14.3 million construction cost, which was largely financed by the issue of 597,963 Caledonia shares in the US in 2020 which raised $13 million.

The sale consideration will be reinvested in Caledonia's other projects that are expected to yield a higher return to our shareholders and will have the added benefit of focussing management's attention on our core business of gold mining and exploration.

Bilboes feasibility study

Caledonia has been progressing work on a feasibility study for the Bilboes project, initially due for publication in the first quarter of 2025. While ongoing work confirms the project has attractive economics, several new developments plus higher indicated capital costs have prompted the Company to defer the finalisation of the feasibility study in order to undertake further work to allow for the evaluation of key, and certain new, factors that we expect could positively impact project economics.

Caledonia remains committed to maximising Caledonia’s net present value per share: this means identifying the optimal balance between growth and equity dilution, having regard to an acceptable degree of debt funding.

Exploration at Motapa

Exploration drilling at Motapa has been focussed on three main areas which have historically been commercially mined i.e. Motapa North, Motapa Central and Motapa South. The Motapa North area abuts directly on the southern lease boundary of Bilboes. A fourth area, Mpudzi, where there is no historic evidence of open pit mining, was identified through surface trenching and was followed up with drilling.

At the end of the Quarter, 5,174 metres of reverse circulation and 4,070 metres of diamond drilling had been completed at Motapa, which was the total planned exploration for the Year before the onset of the rainy season.

To date, 7,728 samples from drilling activities have been submitted for analysis and 5,512 assay results have been received. Due to the encouraging results received in terms of strike width, length and grade during 2024 a further $2.8 million has been allocated to exploration activities at Motapa for the 2025 year. With Motapa's location adjacent to Bilboes, significant synergies could be obtained should a viable resource body be identified through the planned exploration program. The exploration results and planned exploration for 2025 are further discussed in section 5.

2025 Production and cost guidance

Blanket production guidance for 2025 is 73,500 - 77,500 ounces. This reflects the current mine scheduling, which anticipates that Blanket will continue to mine lower-grade areas with similar grades to 2024 in 2025.

Blanket on-mine cost per ounce is forecast at $1,050 - $1,150 (up from $950 to $1,050 per ounce in 2024), while all-in sustaining cost ("AISC") per ounce is expected to be in the range of $1,690 - $1,790 (up from $1,450 - $1,550 per ounce in 2024). Cost guidance for 2025 reflects higher labour, HR and IT expenses and increased sustaining capital expenditure. Increased expenditure in these areas is part of the ongoing modernisation of the business, building a foundation for the extended operating life at Blanket, growth arising from Bilboes and Motapa, and future profitability through cost reductions. The 2025 on-mine cost per ounce includes $20 per ounce of environmental, social and governance ("ESG") cost; 2024 ESG cost of $1.3 million (approximately $17 per ounce) was not part of the guidance range for 2024.

The 2025 capital expenditure programme totals $41.0 million, with $34.1 million allocated to Blanket and $6.9 million at Bilboes and Motapa. These investments aim to modernise operations and improve mining efficiency at Blanket. While there will be short-term cost pressures, the long-term goal is to reduce costs, improve profitability and operational resilience and extend Blanket's mine life and thereby ensure the continued success of Blanket. All expenditure will be funded from cash generation and cash reserves with no anticipated impact on the dividend. Capital expenditure for 2025 is further discussed in section 4.9.

Change in directors and management

On February 14, 2025 Caledonia announced that Mr Stefan Buys and Ms Lesley Goldwasser joined the Board of Directors as independent non-executive directors. Mr Johan Holtzhausen, who has served on the Board since 2013, is retiring from the Board and as chair of the Audit Committee with effect from the next annual general meeting of shareholders which is due to be held in early May, 2025. On the assumption that she is re-elected to the Board at the annual general meeting, Ms Tariro Gadzikwa, an independent non-executive director, will take over from Mr Holtzhausen as chair of the Audit Committee with effect from the annual general meeting.

On March 31, 2025, Mr Chester Goodburn will step down as Chief Financial Officer and will be replaced by Mr Ross Jerrard.

During the Quarter Mr Admire Makuvaro was appointed as Group Head of Projects. Mr Makuvaro has several decades of experience in constructing large scale mining and metallurgical processing operations; his immediate focus will be on assisting in the development and subsequent construction of the Bilboes sulphide project, but he will also be responsible for other large capital projects in the Group.

During the Quarter the group-wide retirement programme was completed whereby approximately 100 employees who were over the mandatory retirement ages were obliged to take retirement. This resulted in a one-off payment of $2.1 million in the Quarter. Following the implementation of this programme, there was a management restructure at Blanket which has improved short-interval management controls and contributed to the improved mining performance from December 2024.

Strategy and Outlook: increased focus on growth opportunities

The immediate strategic focus is to:

•

maintain production at Blanket at the targeted range of 73,500 - 77,500 ounces for 2025 and at a similar level for 2026, whilst modernising operations and improving mining and operational cost efficiencies;

•

engage in further exploration at Blanket with the objective of upgrading existing inferred mineral resources to measured and indicated mineral resources to increase the confidence levels in Blanket’s life of mine and to commence exploration on other target areas on Blanket’s lease area which are outside the current mine footprint;

•	continue to evaluate development and funding options for the Bilboes sulphide project; and

•

continue with exploration activities at Motapa with a view to identifying sulphide and oxide resources. Any sulphide resources would eventually be treated as part of the Bilboes sulphide project; oxide resources may create short term, relatively short-life revenue opportunities.

The strategy and outlook of Caledonia is further discussed in section 4.9 of this MD&A.

3. SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit or loss for the Quarter, the Year and the respective comparative periods prepared under IFRS.

Condensed Consolidated Statements of profit or loss and Other comprehensive income
($'000's)	3 months ended		12 months ended
	December 31		December 31
	2024	2023	2024	2023	2022
		*Restated		*Restated	*Restated
Revenue	47,515	38,661	183,018	146,314	142,082
Royalty	(2,432)	(1,987)	(9,263)	(7,637)	(7,124)
Production costs	(20,239)	(21,681)	(80,744)	(82,709)	(62,998)
Depreciation	(3,915)	(4,437)	(16,021)	(14,486)	(10,141)
Gross profit	20,929	10,556	76,990	41,482	61,819
Other income	725	136	1,090	263	60
Other expenses	(2,862)	(1,567)	(6,940)	(4,367)	(11,782)
Administrative expenses	(5,429)	(5,539)	(15,658)	(17,429)	(11,941)
Cash-settled share-based expense	278	(165)	(201)	(463)	(609)
Equity-settled share-based expense	(269)	(76)	(1,054)	(640)	(484)
Net foreign exchange profit (loss)	474	(494)	(9,722)	(6,772)	(5,677)
Net derivative financial instrument expense	(335)	(529)	(831)	(1,119)	(1,198)
Operating profit	13,511	2,322	43,674	10,955	30,188
Net finance cost	(787)	(653)	(3,131)	(2,985)	(640)
Profit before tax	12,724	1,669	40,543	7,970	29,548
Tax expense	(5,208)	(4,258)	(17,489)	(12,810)	(14,359)
Profit (loss) for the year	7,516	(2,589)	23,054	(4,840)	15,189
Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(779)	156	(116)	(622)	(462)
Total comprehensive income (loss) for the year	6,737	(2,433)	22,938	(5,462)	14,727

Profit (loss) attributable to:
Owners of the Company	5,865	(3,402)	17,899	(7,862)	11,239
Non-controlling interests	1,651	813	5,155	3,022	3,950
Profit (loss) for the year	7,516	(2,589)	23,054	(4,840)	15,189

Total comprehensive income (loss) attributable to:
Owners of the Company	5,086	(3,246)	17,783	(8,484)	10,777
Non-controlling interests	1,651	813	5,155	3,022	3,950
Total comprehensive income for the year	6,737	(2,433)	22,938	(5,462)	14,727

Earnings (loss) per share (cents)
Basic earnings (loss) per share	29.7	(18.7)	91.2	(43.6)	84.8
Diluted earnings (loss) per share	29.7	(18.7)	91.2	(43.6)	84.7
Adjusted earnings per share (cents)
Basic	44.3	2.1	125.2	(10.3)	217.7
Dividends paid per share (cents)	14.0	14.0	56.0	70.0	50.0

 * Refer to section 10 and section 11 of this MD&A.

3.1 Revenue analysis

The table below reconciles “Average gold price per ounce” to the revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of average realised gold price per ounce
($’000’s, unless otherwise indicated)
	3 months ended Dec 31		12 months ended Dec 31
	2024	2023	2024	2023
Revenue (IFRS)	47,515	38,661	183,018	146,314
Revenues from sales of silver	(29)	(29)	(132)	(118)
Revenues from sales of gold	47,486	38,632	182,886	146,196
Gold ounces sold (oz)	18,141	20,098	77,917	76,532
Average realised gold price per ounce (US$/oz)	2,618	1,922	2,347	1,910

Revenue in the Quarter was 22.9% higher than the comparative quarter due to a 36.2% increase in the average realised price of gold sold and offset by 9.7% fewer ounces sold. Revenue for the Year was 25.1% higher than in 2023 due to a 22.9% increase in the average realised price of gold sold, and a 1.8% increase in ounces sold in the Year compared to 2023. Sales in the Quarter exclude 3,442 ounces (2023: 3,057) of gold that were held as work-in-progress and sold shortly after December 31, 2024. Blanket accumulated an ore stockpile of 8,487 tonnes estimated to contain 700 ounces as at December 31, 2024.

The royalty rate payable to the Zimbabwe Government was unchanged at 5%.

3.2 Production, other cost and other income analysis

3.2.1 Cost per ounce

Cost per ounce of gold sold
(US$/ounce)
	Bilboes Oxides				Blanket				Consolidated
	3 months ended		12 months ended		3 months ended		12 months ended		3 months ended		12 months ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
On-mine cost per ounce[3]	2,273	3,122	2,044	4,293	1,152	1,018	1,052	965	1,177	1,092	1,073	1,097
All-in sustaining cost per ounce[3]	2,337	3,268	2,168	4,447	1,867	1,768	1,491	1,377	1,877	1,820	1,506	1,499
All-in cost per ounce[3]	2,337	3,268	2,168	5,398	2,125	1,964	1,658	1,626	2,242	2,018	1,730	1,782

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce,” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life cycle of a mine. These measures are calculated on the principles set out by the World Gold Council and are further explained below.

1.

On-mine cost per ounce[3], which shows the on-mine costs of producing an ounce of gold and includes direct costs that are incurred on day-to-day activity for the mine and excludes once-off retirement and severance costs. ESG costs were included in the on-mine cost as well as in the comparative amounts due to the increased focus on ESG;

2.

All-in sustaining cost per ounce[3], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e., at offices in Harare, Bulawayo, Johannesburg and Jersey), capital costs required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the awards made to employees under the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”) less silver by-product revenue; and

3.

All-in cost per ounce[3], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment). Exploration and evaluation costs were included in the all-in cost as well as in the comparative amounts.

A narrow focus on the direct costs of production does not reflect the cost of gold production under IFRS and adds certain capital and other costs. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

3 On-mine cost per ounce, all-in sustaining cost per ounce, and all-in cost per ounce are non-IFRS measures.

Cost per ounce of gold sold
(US$/ounce)
	Bilboes Oxide Mine				Blanket				Motapa and Bilboes Sulphide				Consolidated
	3 months ended		12 months ended		3 months ended		12 months ended		3 months ended		12 months ended		3 months ended		12 months ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Production cost (IFRS)	901	2,227	3,386	13,118	19,338	19,454	77,358	69,591	—	—	—	—	20,239	21,681	80,744	82,709
Cash-settled share-based expense	24	(23)	(22)	(23)	370	(202)	(412)	(637)	—	—	—	—	394	(225)	(434)	(660)
Less exploration and safety costs	—	—	—	—	(306)	(299)	(1,112)	(1,155)	—	—	—	—	(306)	(299)	(1,112)	(1,155)
On-mine admin costs, employee incentives and intercompany adjustments	—	—	—	—	696	209	3,095	1,579	—	—	—	—	696	209	3,095	1,579
Corporate social responsibility ("CSR") costs	—	—	—	—	338	580	1,326	1,505	—	—	—	—	338	580	1,326	1,505
On-mine production cost	925	2,204	3,364	13,095	20,436	19,742	80,255	70,883	—	—	—	—	21,361	21,946	83,619	83,978
Gold sales (oz)	407	706	1,646	3,050	17,734	19,392	76,271	73,482	—	—	—	—	18,141	20,098	77,917	76,532
On-mine cost per ounce ($/oz)	2,273	3,122	2,044	4,293	1,152	1,018	1,052	965	—	—	—	—	1,177	1,092	1,073	1,097

Royalty	50	94	182	319	2,382	1,893	9,081	7,318	—	—	—	—	2,432	1,987	9,263	7,637
Exploration, remediation and permitting cost	—	—	—	—	—	17	50	55	—	—	—	—	—	17	50	55

Cost per ounce of gold sold
(US$/ounce)
	Bilboes Oxide Mine				Blanket				Motapa and Bilboes Sulphide				Consolidated
	3 months ended		12 months ended		3 months ended		12 months ended		3 months ended		12 months ended		3 months ended		12 months ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Sustaining capital expenditure#	—	13	—	154	8,348	8,852	19,109	17,199	—	—	—	—	8,348	8,865	19,109	17,353
Sustaining administrative expenses&	—	—	—	—	3,982	4,320	9,394	8,485	—	—	—	—	3,982	4,320	9,394	8,485
Silver by-product credit	—	(4)	—	(4)	(29)	(25)	(132)	(114)	—	—	—	—	(29)	(29)	(132)	(118)
Cash-settled share-based payment expense included in production cost	(24)	—	22	—	(370)	225	412	660	—	—	—	—	(394)	225	434	660
Cash-settled share-based payment expense	—	—	—	—	(278)	165	201	463	—	—	—	—	(278)	165	201	463
Equity-settled share-based payment expense	—	—	—	—	269	76	1,054	640	—	—	—	—	269	76	1,054	640
Procurement margin included in on-mine cost*	—	—	—	—	(1,636)	(989)	(5,671)	(4,422)	—	—	—	—	(1,636)	(989)	(5,671)	(4,422)
AISC	951	2,307	3,568	13,564	33,104	34,276	113,753	101,167	—	—	—	—	34,055	36,583	117,321	114,731
Gold sales (oz)	407	706	1,646	3,050	17,734	19,392	76,271	73,482	—	—	—	—	18,141	20,098	77,917	76,532
AISC per ounce ($/oz)	2,337	3,268	2,168	4,447	1,867	1,768	1,491	1,377	—	—	—	—	1,877	1,820	1,506	1,499

Cost per ounce of gold sold
(US$/ounce)
	Bilboes Oxide Mine				Blanket				Motapa and Bilboes Sulphide				Consolidated
	3 months ended		12 months ended		3 months ended		12 months ended		3 months ended		12 months ended		3 months ended		12 months ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Non-sustaining administrative expenses&	—	—	—	2,900	1,469	1,219	4,165	6,044	—	—	—	—	1,469	1,219	4,165	8,944
E&E Assets - Motapa	—	—	—	—	—	—	—	—	754	162	2,521	388	754	162	2,521	388
E&E Assets - Bilboes	—	—	—	—	—	—	—	—	1,289	—	2,287	—	1,289	—	2,287	—
Permitting and exploration expenses	—	—	—	—	—	10	35	32	—	—	—	—	—	10	35	32
Non-sustaining capital expenditure#	—	—	—	—	3,111	2,579	8,472	12,253	—	—	—	—	3,111	2,579	8,472	12,253
AIC	951	2,307	3,568	16,464	37,684	38,084	126,425	119,496	2,043	162	4,808	388	40,678	40,553	134,801	136,348
Gold sales (oz)	407	706	1,646	3,050	17,734	19,392	76,271	73,482	—	—	—	—	18,141	20,098	77,917	76,532
All-in costs per ounce	2,337	3,268	2,168	5,398	2,125	1,964	1,658	1,626	—	—	—	—	2,242	2,018	1,730	1,782

* The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from all-in sustaining cost and all-in cost as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

& Administrative expenses relate to costs incurred by the Group to provide services for mining and related activities. Administrative expenses are allocated between AISC and All-in cost.

# Non-sustaining costs are primarily those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. All other costs related to existing operations are considered sustaining.

On-mine cost per ounce

On-mine costs comprise electricity, labour, consumables, administrative, and other costs directly related to production, such as insurance, Blanket's software licensing, ESG and security.

Analysis of on-mine production costs between Blanket and Bilboes (non IFRS)
($’000’s)	3 months ended		12 months ended
	December 31		December 31
	2024	2023	2024	2023
Blanket	20,436	19,742	80,255	70,883
Bilboes	925	2,204	3,364	13,095
Total	21,361	21,946	83,619	83,978

On-mine cost per ounce ($/oz)	1,177	1,092	1,073	1,097

On-mine production cost per ounce increased by 7.8% in the Quarter compared to the comparative quarter; On-mine production cost per ounce for the Year decreased by 2.2% compared to 2023, predominantly due to the Bilboes oxide mine being placed on care and maintenance on September 30, 2023.

The increase in on-mine cost per ounce in the Quarter, compared to the comparative quarter is illustrated in the graph below.

At Blanket, on-mine production cost increased by 3.5% in the Quarter compared to the comparative quarter and increased by 13.2% for the Year compared to the previous year. On-mine cost at Blanket exclusive of corporate social responsibility ("CSR") projects cost amounted to $1,035 per ounce and was within the guidance levels of between $950 per ounce to $1,050 per ounce.

Electricity use at Blanket increased due to the continued use of infrastructure such as the No. 4, 6 shaft, 5 Winze, Lima and Jethro shafts in addition to the Central shaft which was commissioned in 2022. Electricity costs also increased due to higher maximum demand and reactive energy charges. The maximum demand charges are levied for the maximum drawn instantaneous apparent power, which is predominantly driven by big loads like Central shaft winders.

In 2025 the conversion of the Central shaft winder from alternative current to a direct current operating motor is planned to allow for variable power usage as the speeds and sizes of hoists fluctuate. This will in turn reduce the apparent power required to hoist ore and waste from underground.

The power factor correction equipment installed in November 2024 successfully reduced the reactive penalty charges and had the added benefit of reducing generator use and the related cost from December onwards.

Increased skip payload, hoisting speed and improved sequencing of hoists at Central shaft, planned for 2025, is expected to reduce electricity usage and result in operational efficiencies. Further, management is evaluating the current electricity infrastructure, usage and is looking at alternative sources of energy that will supplement the current electricity mixture with a view to increasing reliability and quality of supply as well as reducing cost over the mine life of Blanket.

The inter-company benefit of the solar plant (owned by Caledonia at December 31, 2024) is not recognised in on-mine cost because the solar plant sells power to Blanket at a price per kilowatt/hour which reflects Blanket's historic blended cost per unit of power. The economic benefit of the solar plant is therefore recognised by Caledonia, rather than by Blanket, and the benefit ($49 per ounce of gold sold in the Quarter) is reflected in the AISC rather than the on-mine cost. The solar plant has the added benefit of stabilising the Blanket electrical grid by improving the reactive power factor and reducing the generator use by supplementing power availability.

Labour cost increased by $80 per ounce due to additional headcount of 42 employees, 2024 inflationary increases, bonuses paid, and overtime worked. Production bonuses were paid as an incentive to increase production after the fall of ground at Eroica 870 level adversely affected the average grade. It resulted in record tonnages mined and hoisted in the Year, which alleviated the effect of the lower grade on the ounces. The increased tonnes mined and milled produced an estimated 924 ounces, generating revenues of $2.3 million. The additional tonnages in the Quarter required overtime to be worked at $36 per ounce. A new clocking system is being implemented in 2025 and is expected to improve the monitoring of our labour force and reduce inefficient labour allocation in future.

Consumable costs per ounce at Blanket in the Quarter increased due to higher repair and maintenance costs at the metallurgical plant and underground equipment in the Quarter compared to the comparative quarter. Other production costs increased due to inflationary increases in ZiG-denominated security, telecom expenses and water levies.

The cost of oxide mining at Bilboes contributed a reduction in production costs from the comparative quarter after it was placed on care and maintenance on September 30, 2023. Leaching activities related to the heap leach pad have covered the care and maintenance cost of the existing Bilboes infrastructure and the leaching will continue for as long as it makes a positive cash contribution after the cost of leaching is incurred. Bilboes is discussed further in section 4.6. Bilboes oxide mine administrative, inter-company loan and other costs in the Quarter were offset by a reversal of interest cost in the Quarter.

All-in sustaining cost

All-in sustaining cost includes inter alia administrative expenses incurred outside Zimbabwe and excludes the intercompany procurement margin and deducts the solar power intercompany profit as this reflects the consolidated cost incurred at the Group level. The all-in sustaining cost per ounce for the Quarter was 3.1% higher than the comparative quarter predominantly due to lower ounces sold, higher on-mine costs and increased sustaining capital expenditure. Sustaining capital expenditure includes underground capital development, IT software installation predominantly to enhance the on-mine resource management planning abilities, exploration at Blanket, electrical and surface engineering (as detailed in section 3.4). More of the Blanket capital expenditure is allocated to sustaining capital expenditure rather than to expansion (non-sustaining) capital investment which is included in the calculation of all-in cost. Total capital expenditure was lower in the Year compared to 2023.

The increase in AISC per ounce in the Quarter compared to the comparative quarter is illustrated in the graph below:

All-in cost

All-in cost includes investment in capital expansion projects at Blanket and exploration and evaluation expenditure on projects. Capital projects at Blanket are discussed in section 4.4 and exploration and evaluation projects are discussed in section 5 for Bilboes and Motapa.

3.2.2 Administrative Expenses

Administrative expenses are detailed in note 10 to the Consolidated Financial Statements and include the costs of Caledonia’s offices and personnel in Harare, Johannesburg, Bulawayo, the UK and Jersey, which provide the following functions: feasibility study, technical services, finance, procurement, investor relations, corporate development, legal and company secretarial.

Analysis of Administrative expenses
($’000’s)	3 months ended		12 months ended
	December 31		December 31
	2024	2023	2024	2023
Investor relations	379	84	743	576
Professional consulting fees and advisory services	1,258	301	2,547	4,406
Listing fees	189	72	630	749
Directors fees (Caledonia and Blanket)	193	110	757	632
Employee cost	2,438	4,256	8,144	8,518
Other	972	716	2,837	2,548
Total	5,429	5,539	15,658	17,429

Administrative expenses in the Quarter were 2.0% lower than the comparative quarter. The administrative expenses for 2023 included a once-off $3.1 million paid as advisory services on conclusion of the Bilboes Gold Limited acquisition. Employee cost for the Year predominantly reduced due to $1.7 million of settlement expenditures incurred in 2023 offset by a provision for bonuses in 2024 of $0.9 million (2023: $nil).

3.2.3 Depreciation, foreign exchange (losses) gains and other expenses

In the comparable quarter, a reassessment of the useful lives of certain plant and equipment items like generators, load haul dumpers, dump trucks and electrical equipment was performed resulting in a highly elevated depreciation expense over a few quarters in 2023. The depreciation charge for the Year was $1.5 million higher than the prior year due to capital additions in the year.

Net foreign exchange movements in the Quarter relate to profits and losses arising on monetary assets and liabilities that are held in currencies other than the USD - principally the ZiG (before April 5, 2024 the RTGS$) and, to a lesser extent, the South African Rand and the British Pound. The total net foreign exchange loss in the Quarter amounted to $0.4 million, and the net gains were predominantly due to the stabilisation of the ZiG exchange rate against the USD, which contributed $1.3 million to the overall exchange losses for the period. Other foreign currencies contributed $0.9 million to the foreign exchange gains for the Quarter.

The net foreign exchange loss in the Year amounted to $9.7 million: a loss of $6.8 million resulted from the devaluation of the RTGS$ (a currency that was discontinued on April 5, 2024); a loss of $2.9 million resulted from the devaluation of the ZiG (which replaced the RTGS$) and foreign exchange losses of $0.01million were incurred on other foreign currencies. $3.0 million of foreign exchange losses were incurred due to cash held by way of a Letter of Credit ("LC") denominated in RTGS$. Delays by the local banks in converting the LC resulted in a devaluation of the asset when the RTGS$ devalued prior to conversion. Further foreign exchange losses on the RTGS$ and ZiG were predominantly incurred on the RTGS$ and ZiG-denominated receivables on gold sales and VAT refunds. These receivables reduced, in value due to the devaluation of the ZiG between the transaction dates and the settlement dates.

Other expenses for the Quarter and Year include $2.1 million of non-cash impairment expenses. $1.2 million relates to the impairment of the Lima metallurgical plant that was previously utilised as a backup in case of a breakdown at the main Blanket metallurgical plant. The installation of Ball Mill 10 in 2022 and other efficiencies implemented at the Blanket metallurgical plant have provided sufficient comfort that Blanket has adequate milling capacity at the main plant and therefore the Lima metallurgical plant can be re-purposed as a test plant to research the potential for recovery improvements of gold from refractory ore. $0.3 million is earmarked in 2025 for research expenditure on the ore of one of Blanket's satellite properties that is refractory in nature. Initial tests indicated that recoveries on this ore could potentially increase from 35% to 85%: the test plant will test this on a larger scale to validate its feasibility. A positive outcome to this research work may be relevant for refractory ore at Blanket’s other satellite properties and at Bilboes, Motapa and Maligreen. The replacement of a faulty transformer at the solar plant resulted in an impairment of $0.4 million and drill rigs no longer in use with a carrying value of $0.3 million were also impaired. The remainder of the items impaired relate to discontinued mining equipment.

CSR cost amounted to $0.3 million in the Quarter and $1.3 million in the Year. CSR is further discussed in section 4.2.

Other expenses include Intermediate Monetary Transaction Tax of $1.4 million for the Year that is chargeable on the transfer of physical money, electronically or by any other means and is charged at 2% per transaction performed in Zimbabwe.

A once-off retirement cost of $2.1 million was paid in the Year to approximately 100 employees who retired.

3.2.4 Tax expense

Analysis of consolidated tax expense for the Year
($’000’s)	Blanket	South Africa	UK	Bilboes and CHZ	Total
Income tax	13,888	494	–	–	14,382
Withholding tax	–	–	–	–
Management fee	–	140	–	–	140
Deemed dividend	312	–	–	–	312
CHZ dividends to GMS-UK	–	–	476	–	476
Deferred tax	2,295	(116)	–	–	2,179
	16,495	518	476	–	17,489

The overall effective taxation rate for the Quarter was 40.9% (Q4 2023: 255.1%) and for the Year it was 43.1% (2023: 160.7%). The effective tax rate bears little relationship to reported consolidated profit before tax as illustrated by the tax rate reconciliation, as detailed in note 16 of the Consolidated Financial Statements.

The effective consolidated tax rate is higher than the enacted rate of Zimbabwean income tax due to the following reasons:

•

The rate of income tax in Jersey, the tax domicile of the parent company of the Group (i.e. the Company), is zero, which means there is no tax benefit to be realised by offsetting expenses incurred in Jersey against profit. Such expenses include administrative expenses and expenses incurred in respect of derivatives, and share-based payments;

•	Management fees charged to Blanket by the shared services centres in Bulawayo and in South Africa are not fully deductible for income tax purposes and incur withholding tax;

•

The Johannesburg office from time-to-time makes an intercompany profit, which results in a South African income tax expense. On consolidation, inter-company profits are eliminated, but the tax expense remains.

The effective taxation rate for Blanket was 28.4% (2023: 29%), which closely corresponds to the enacted Zimbabwean income tax rate applicable in the Year of 25.75%.

From January 1, 2023 the Zimbabwean taxable income was calculated and paid on a USD75:ZiG25 basis. From July 1, 2024, the taxable income calculation was performed in a similar manner and the amount payable changed to a USD50:ZiG50 basis.

Deferred tax predominantly comprises the difference between the accounting and tax treatments of capital investment expenditure. Most of the tax expense comprised income tax and deferred tax incurred in Zimbabwe.

South African income tax arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”) on goods sold and intergroup services rendered.

Zimbabwe withholding tax arose on the management fees paid to CMSA and on dividends paid from Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) to the Company’s subsidiary in the UK Greenstone Management Services Holdings Limited (“GMS-UK”).

3.2.5 Other income

On January 31, 2019 Caledonia sold 100% of the shares of the Eersteling gold mine ("Eersteling"), for an amount of $3 million. Of the proceeds, $2.1 million was received and $0.9 million impaired in 2021. On March 6, 2024 an amount of $0.2 million of the previously impaired amount was received from the new owners of Eersteling.

Included in other income is a reversal of interest and penalties provided for of $0.7 million that were not levied.

3.2.6 Basic EPS

Basic IFRS EPS for the Quarter improved by 258.8% from a loss of 18.7 cents in the comparative quarter to a profit of 29.7 cents in the Quarter; basic IFRS EPS for the Year increased by 309.2% from a loss of 43.6 cents in the prior year to a profit of 91.2 cents. Adjusted EPS for the Quarter excludes inter alia the effect of intercompany foreign net exchange movements and deferred tax. Adjusted EPS increased from a profit of 2.1 cents in the comparative quarter to a profit of 44.3 cents for the Quarter. Adjusted EPS for the Year increased from a loss of 10.3 cents in 2023 to a profit of 125.2 cents. A reconciliation from Basic IFRS EPS to adjusted EPS is set out in section 8.

3.2.7 Dividends

A dividend of 14.0 cents per share was paid in each quarter of 2024. A dividend of 14 cents per share was declared on March 24, 2025 and will be paid on April 17, 2025.

3.3 Cash flow analysis

The table below sets out the summarised cash flows for the years ended December 31, 2024, 2023 and 2022 prepared under IFRS.

Summarised Consolidated Statements of Cash Flows
($’000’s)	12 months ended
	December 31
	2024	2023	2022
Net cash inflow from operating activities	41,955	14,769	42,616

Net cash used in investing activities	(32,055)	(31,161)	(44,329)

Net cash (used in) / from financing activities	(7,803)	3,931	(12,754)

Net increase / (decrease) in cash and cash equivalents	2,097	(12,461)	(14,467)
Effect of exchange rate fluctuations on cash and cash equivalents	267	(67)	(302)
Net cash and cash equivalents at the beginning of the year	(11,032)	1,496	16,265
Net cash and cash equivalents at the end of the year	(8,668)	(11,032)	1,496

3.3.1 Operating Activities

Cash flows from operating activities in the Year are detailed in note 33 to the Consolidated Financial Statements. Cash inflows from operations before working capital changes in the Year were $65.5 million, compared to $28.5 million in the previous year.

($’000’s)	3 months ended		12 months ended
	December 31		December 31
	2024	2023	2024	2023
Cash generated from operations before working capital changes	19,024	7,327	65,471	28,546

Cash flows from operations before working capital changes were 159.6% higher for the Quarter and 129.4% for the Year predominantly due to higher gold prices received on gold sales.

The working capital movements in the Year resulted in a $10.0 million outflow. Inventory levels were higher due to the 8,487 tonne stockpile that was accumulated at December 31, 2024 containing an estimated 700 ounces of gold. The stockpile reflects the significant improvement in mine performance in the Quarter, which now exceeds milling capacity, as discussed in section 4.3. Increased inventory spares were required to sustainably operate the Blanket rock breakers, crushers, pneumatic air compressors, generators and trackless mining machinery. A Blanket VAT receipt of $4.9 million was delayed by the Zimbabwean revenue authority ("ZIMRA") and applied against our revenue royalty tax payments. This resulted in a dual deduction of revenue royalties by ZIMRA and Fidelity Gold Refinery (Private) Limited ("FGR") on behalf of ZIMRA in the Quarter. Subsequently permission was received to apply the VAT receivable against our other taxes payable in the first quarter of 2025 and the over-deduction is expected to have been reversed.

Prepayments increased during the Year, as ZiG prepayments were made to suppliers to reduce cash held in ZiG and thereby mitigate the effects of further devaluations in the ZiG. This strategy resulted in an additional $2.7 million in prepayments made by December 31, 2024 to lock in prices of goods denominated in ZiG.

Finance costs paid increased due to additional bonds issued in the Zimbabwean market and includes overdraft interest of $1.8 million, term loan interest of $0.3 million and the interest on the solar loan notes of $0.8 million.

3.3.2 Investing activities

An analysis of investments is set out below.

($’000’s)	2021	2022	2023	2024	2024	2024	2024	2024
	Year	Year	Year	Q1	Q2	Q3	Q4	Year
Property, plant and equipment
Blanket	29,323	34,267	28,240	3,596	5,823	6,483	11,207	27,109
Solar	1,581	12,198	163	—	—	—	—	—
Other	365	967	1,203	2	15	203	252	472
Total investment – property, plant and equipment	31,269	47,432	29,606	3,598	5,838	6,686	11,459	27,581

Exploration and evaluation assets
Bilboes	—	—	375	48	143	418	718	1,327
Connemara North	163	4	—	—	—	—	—	—
Glen Hume	1,176	—	—	—	—	—	—	—
Maligreen	0	1,430	372	7	2	18	8	35
Motapa	0	7,844	2,748	324	588	858	(129)	1,641
Other Satellite properties	243	120	—	51	—	—	—	51
Total investment – exploration and evaluation assets	1,582	9,398	76,693	430	733	1,294	597	3,054

The acquisition of property, plant and equipment relates to the investment at Blanket as discussed further in section 4.4; the investment in exploration and evaluation assets related to the feasibility study work performed at Bilboes of $1.3 million (2023: $0.4 million), exploration work at Motapa of $1.6 million (2023: $2.7 million) and Maligreen of $35,341 (2023: $0.4 million) during the Year.

Investment in property, plant and equipment at Blanket is discussed in section 4.4 of this MD&A; investment in exploration and evaluation assets is as set out in section 5.

3.3.3 Financing activities

Dividends for the Year comprise $10.8 million paid to shareholders of the Company and $1.6 million to Blanket’s minority shareholders. A dividend of 14 cents per share was paid each quarter of 2024. A dividend of 14 cents per share was declared on March 24, 2025 and will be paid on April 17, 2025.

3.3.4 The effect of exchange rate fluctuations

The effect of exchange rate fluctuations on cash held reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected monetary assets and liabilities.

3.3.5 Overdraft facilities and term loans

Operating and investing activities at Blanket in the Quarter were funded by Blanket's operating cash flows and from Blanket’s overdraft facilities which were as set out below at December 31, 2024.

Overdraft facilities
Lender	Date drawn	Principal value	Balance drawn at December 31, 2024	Repayment terms	Security	Expiry
Stanbic Bank Limited	Mar-24	ZiG7 million	Nil	On demand	Unsecured	Mar-25
Stanbic Bank Limited	Mar-24	$4 million	$1 million	On demand	Unsecured	Mar-25
CABS Bank	Oct-24	$1 million	$1 million	On demand	Unsecured	Oct-25
Ecobank	Mar-24	$6 million	$4 million	On demand	Unsecured	Feb-25
Nedbank	Apr-24	$7 million	$6 million	On demand	Unsecured	Apr-25

Term Loans
Lender	Date drawn	Principal value	Balance drawn at December 31, 2024	Repayment terms	Security	Expiry
CABS Bank	Oct-24	$3 million	$3 million	Quarterly	Unsecured	Mar-27

Letter of credit
Lender	Date drawn	Principal value	Balance drawn at December 31, 2024	Repayment terms	Security	Expiry
Stanbic Bank Limited	-	$3 million	Nil	-	-	Mar-25

3.3.6 Hedging

From December 2022 to December 2024, the Company had the following put options to hedge our gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672	1,750	December 2022 - May 2023
May 22, 2023	28,000	1,900	June - December 2023
December 19, 2023	12,000	1,950	January - March 2024
March 7, 2024	12,000	2,050	April - June 2024
April 10, 2024	12,000	2,100	July - September 2024
October 4, 2024	12,000	2,600	October – December 2024

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price.

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce.

During February, 2025 the Company purchased Asian put options to hedge 43,439 ounces of gold, spread according to planned production, over a period of eleven months from February to December 2025 at a strike price of $2,600 per ounce.

3.3.7 Bonds (loan notes)

In December 2022, a proposal for Caledonia Mining Services (Private) Limited (the company owning the solar power plant) to issue bonds up to a value of $12 million in the form of loan notes was approved. The decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have a fixed interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company, and up to the date of this MD&A, $11.5 million of bonds have been issued to Zimbabwean commercial entities. Due to the expected sale of CMS, the bonds were transferred to CHZ, a wholly owned subsidiary of Caledonia, so that Caledonia could maintain and develop its relationships with Zimbabwe’s institutional debt investors.

3.4 Analysis of financial position

The table below sets out the consolidated statements of Caledonia’s financial position at the end of December 31, 2024, December 31, 2023 and December 31, 2022, prepared under IFRS.

Summarised Consolidated Statements of Financial Position ($’000’s)
As at	Dec 31	Dec 31	Dec 31
	2024	2023	2022
		*Restated	*Restated
Total non-current assets	287,046	274,074	196,764
Income tax receivable	355	1,120	40
Inventories	23,768	20,304	18,334
Derivative financial assets	–	88	440
Trade and other receivables	12,675	9,952	9,185
Prepayments	6,748	2,538	3,693
Cash and cash equivalents	4,260	6,708	6,735
Assets held for sale	13,512	13,519	–
Total assets	348,364	328,303	235,191
Total non-current liabilities	68,505	63,970	45,061
Cash-settled share-based payment	634	920	1,188
Income tax payable	2,958	10	1,324
Lease liabilities	95	167	132
Loans and borrowings	1,174	–	–
Loan note instruments	855	665	7,104
Trade and other payables	26,647	20,503	17,454
Derivative Financial Liabilities	–	–	–
Overdrafts	12,928	17,740	5,239
Liabilities associated with assets held for sale	104	128	–
Total liabilities	113,900	104,103	77,502
Total equity	234,464	224,200	157,689
Total equity and liabilities	348,364	328,303	235,191

* Refer to section 10 and section 11 of this MD&A.

Property, plant and equipment additions at Blanket amounted to $11.0 million in the Quarter, and $28.3 million for the Year (rehabilitation change in estimate excluded and inclusive of intercompany mark-up). The additions during the Year predominantly related to:

•	New Tailings Storage Facility ("TSF") (second phase) - $8.3 million;

•	Capital development at 30 and 34 levels - $8.6 million;

•	Information technology infrastructure - $1.3 million;

•	Deep drilling and exploration - $1.2 million;

•	Electrical engineering - $2.1 million;

•	Mill and surface engineering - $1.8 million; and

•	Staff housing - $0.6 million.

The total capital expenditure for 2024 at Blanket amounted to $27.9 million versus a planned expenditure of $30.8 million. The capital expenditure remained within the guidance levels and the shortfall in spending against budget of $2.9 million was incurred early in 2025. The delayed $2.9 million expenditure had no impact on operations at Blanket.

Inventory, trade receivables, prepayments and trade payables are discussed under section 3.3.

Overdrafts are used for short-term working capital funding requirements in Zimbabwe. Expiration dates and terms of the overdrafts and short-term loans are set out in section 3.3.5.

For details on the solar plant held for sale, refer to section 4.8.

The table below illustrates the distribution of the consolidated cash across the jurisdictions where the Group holds its cash:

Geographical location of net cash ($’000’s)

As at	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2024	2024	2024	2024
Zimbabwe	(15,708)	(3,393)	(11,375)	(10,251)
South Africa	919	750	1,754	1,539
UK/Jersey	629	1,277	1,986	44
Total net cash and cash equivalents	(14,160)	(1,366)	(7,635)	(8,668)

3.5 Supplementary financial information

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The amounts are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2023 *Restated	2023 *Restated	2023 *Restated	2023 *Restated	2024 *Restated	2024 *Restated	2024 *Restated	2024
Revenue	29,438	37,027	41,187	38,661	38,528	50,107	46,868	47,515
(Loss)/profit attributable to owners of the Company	(5,355)	(2,927)	3,823	(3,402)	1,486	8,283	2,264	5,865
EPS – basic (cents)	(32.2)	(13.5)	20.7	(18.7)	7.3	42.2	12.0	29.7
EPS – diluted (cents)	(32.1)	(13.5)	20.7	(18.7)	7.3	42.2	12.0	29.7
Net cash and cash equivalents	3,189	(2,097)	(3,192)	(11,032)	(14,160)	(1,366)	(7,635)	(8,668)

4. OPERATIONS

4.1. Safety, Health and Environment

4.1.1. Blanket

Blanket Safety Statistics
Leading Indicators	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2023	2023	2023	2023	2024	2024	2024	2024
Accident Free Days	79	78	85	89	82	81	85	88
Near Misses	4	3	3	7	12	2	4	9
Total Injury Frequency Rate	1.4	1.4	0.8	0.4	0.9	1.3	0.9	0.4
Audits	—	—	—	—	86	79	587	529
Inspections	127	132	46	73	129	158	552	734
No. of Employees Inducted	801	656	688	607	614	985	1,008	827
Safety Meetings	54	71	67	74	53	82	128	123
No. of Employees Trained	850	345	477	672	1,245	1,615	1,682	1,793
Planned Job Observations	1,109	1,036	1,030	1,097	739	1,155	2,762	2,440
Workplace Conditions	—	—	—	—	—	—	5,195	4,890

Blanket Safety Statistics
Lagging Indicators	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2023	2023	2023	2023	2024	2024	2024	2024
Loss of Life	1	—	—	—	—	—	1	—
Lost Time Injuries	—	6	1	2	1	—	1	2
Restricted Work Activity Case	6	8	3	1	5	9	2	1
Medical Aid Case Injuries	4	1	1	1	1	3	3	1
First Aid	1	—	—	—	1	—	1	—
Total Injuries	12	15	5	4	8	12	8	4
Shifts Lost	6,000	104	130	182	32	—	6,018	110

The number of incidents as reflected in the Total Injury Frequency Rate decreased in the Quarter following a significant change in the approach to safety management. Under the direction of the Chief Operating Officer, who was appointed in May 2024, management initiated a comprehensive review of safety procedures and safety training following which several measures have been implemented. These include the appointment of a new Group SHE Manager who introduced a proactive approach to safety which focuses on leading safety indicators such as the number of planned job observations and workplace condition inspections and an increase in the number of employees who have been trained to reinforce hazard awareness and compliance with safety protocols. The increase in near-misses reported in the Quarter reflects an improvement in safety-reporting culture with the objective to identify and introduce proactive risk mitigation measures.

4.1.2. Bilboes oxide mine

Bilboes Oxide Mine Safety Statistics
Classification	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2023	2023	2023	2023	2024	2024	2024	2024
Minor Injury	—	2	—	—	2	—	—	—
Lost time injury	—	—	—	—	—	—	—	—
Occupational illness	—	—	—	—	—	—	—	—
Total	—	2	—	—	2	—	—	—
Incidents	9	15	2	4	1	1	5	6
Near misses	2	5	2	—	—	—	1	1
Total Injury Frequency Rate	—	—	—	—	—	—	—	—

Bilboes oxide mine has been on care and maintenance since the end of the third quarter of 2023.

4.1.3 Environment – Blanket

One significant environmental incident was recorded on December 22, 2024, when heavy rainfall caused an overflow from the return water dam of the new TSF, which is currently under construction. The overflow was neutralised and has not resulted in environmental pollution. The Zimbabwean Environmental Management Agency was notified of the incident, and management measures implemented.

During the Quarter, total water abstraction from surface and groundwater sources was 643,034m3, and 198,742m3 of water recycled from the TSF was recycled back to the plant. Recycled water comprised 62.7% of the plant water use in the Quarter (317,199m3). Recycled water has increased significantly during 2024, as water recycling has improved due to the lining of the new TSF. The lining prevents seepage to groundwater, facilitating the flow of recycled water and prevents pollution.

Water management

Quarterly water consumption (000's m3)	Q1	Q2	Q3	Q4
	2024	2024	2024	2024
Water abstracted
Surface water (Blanket dam)	303	357	380	410
Ground water	192	208	185	233
Water abstracted (surface and ground)	496	566	564	643
Recycled water	143	191	188	199
Water consumption
Plant water usage	279	327	345	317
Underground, gardens, car wash, losses	186	195	171	166
Domestic consumption	188	242	228	156
Total water use	652	764	744	640

4.2. Social Investment and Contribution to the Zimbabwean Economy - Blanket

Blanket’s investment in CSR projects which is not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government
($’000’s)
Period	Year	CSR Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Royalties	Total
Year	2013	2,147	2,000	15,354	4,412	23,913
Year	2014	35	–	12,319	3,522	15,876
Year	2015	50	–	7,376	2,455	9,881
Year	2016	12	–	10,637	2,923	13,572
Year	2017	5	–	11,988	3,498	15,491
Year	2018	4	–	10,140	3,426	13,570
Year	2019	47	–	10,357	3,854	14,258
Year	2020	1,689	184	12,526	5,007	19,406
Year	2021	1,163	948	16,426	6,083	24,620
Year	2022	888	1,200	12,060	7,124	21,272
Q1	2023	258	–	3,769	1,471	5,498
Q2	2023	326	–	3,356	1,856	5,538
Q3	2023	336	450	2,725	2,096	5,607
Q4	2023	571	100	2,021	1,893	4,585
Year	2023	1,491	550	11,871	7,316	21,228
Q1	2024	344	–	2,609	1,893	4,846
Q2	2024	376	225	2,322	2,432	5,355
Q3	2024	245	500	2,286	2,374	5,405
Q4	2024	326	700	4,731	2,382	8,139
Year	2024	1,291	1,425	11,948	9,081	23,745

CSR initiatives fall under seven pillars of education, health, women empowerment and agriculture, environment, charity, youth empowerment and conservation.

The main CSR programme at Blanket relates to the refurbishment of the maternity clinic, the primary and secondary schools, and the youth centre at Sitezi, which is located approximately 17km from Blanket. Activities in respect of this project during the Quarter include:

•	Completing renovations for the administration block and delivery of equipment and accessories for the science laboratory at Sitezi Secondary School.

•

The waiting mothers’ shelter at Sitezi clinic is 99% complete with only one door for people with disabilities awaiting installation. Two flush public toilets were also constructed at the clinic with the water and sewer reticulation also connected.

•

Inverters and batteries were installed and tested for the solar plant which is meant to supply the clinic, secondary school and primary school with power. The solar power will help maintain cold chains for medical supplies and samples at the clinic and provide lighting and energy supply to the clinic and the two schools for powering IT equipment such as computers and interactive boards. Commissioning of the solar plant is planned for the first quarter of 2025.

•

Work on upgrading the Sabiwa Stadium to meet the requirements of the Zimbabwe Football Association for Division 1/Premier Soccer League stadia in the country continued with the construction of four sportsperson’s and two official's changing rooms completed. The buildings constructed at the stadium now await connection to the national grid and this is set for first quarter of 2025. The stadium, which had been used exclusively by Sabiwa High School, will cater for footballing activities for the entire local community.

•

31 student attachees benefited from work experience, each attachee receiving a living allowance during their attachment. After the end of the Quarter, Blanket launched its first graduate recruitment programme; to date over four thousand applications have been received for 30 places.

•	Blanket undertook road repairs of a section of the old Gwanda Road, which had been undercut by artisanal miners, posing danger of road collapse; and

•	Wellness kits were donated to the Ministry of Mines, and a $400,000 dividend was paid to GCSOT in the Quarter and $1.1 million in the Year. GCSOT has a 10% shareholding in Blanket.

4.3. Gold Production - Blanket

A table showing Quarterly gold production since Q1 2023:

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2023	2023	2023	2023	2024	2024	2024	2024
Gold Produced (oz)	16,036	17,436	21,772	20,172	17,050	20,773	18,992	19,841

Gold production at Blanket for the Quarter was 19,841 ounces and 76,656 ounces for the Year.

4.3.1 Mining Operations – Blanket

The table below shows tonnes broken and hoisted from Blanket in the Quarter and the preceding 7 quarters.

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(Tonnes 000's)	2023	2023	2023	2023	2024	2024	2024	2024
Broken ore	176.6	201.2	222.0	226.9	191.4	203.0	228.0	229.0
Hoisted ore	166.6	180.6	200.1	203.8	158.1	198.3	202.3	213.5

Tonnes broken and hoisted in the Quarter and Year increased compared to the comparative periods after the introduction of revised management structures which increased the direct supervision of underground mining, tramming and hoisting activities. In December, 89,727 tonnes of ore were hoisted which was a monthly mine production record. (Differences between tonnes mined and hoisted in any reporting period reflect the accumulation/diminution of broken ore which is in transit underground.)

The improved rate of mining and hoisting in the Quarter exceeded milling capacity, which meant that at the end of the Quarter 8,487 tonnes of ore were stockpiled on surface, representing approximately 3.7 days of target mill throughput. Management intends to maximise mine production with a view to further building the size of the ore stockpile to create a buffer to absorb unforeseen interruptions to mining activities.

Strong mine performance has continued into 2025, as set out below:

Blanket Mine: tonnes broken and hoisted	January		February
	2025	2024	2025	2024
Broken ore	75,963	62,538	67,769	63,943
Hoisted ore	68,880	45,394	67,151	55,152

Mine production in the first two months of 2025 was marginally better than expected; at the end of February the surface stockpile of ore had increased to 13,540 tonnes.

4.3.2 Milling Operations - Blanket

Blanket - Production Statistics
	Year	Tonnes milled	Gold Head (Feed) grade	Gold Recovery	Gold Produced
		(t)	(g/t Au)	(%)	(oz)
Year	2021	665,628	3.36	93.9	67,476
Q1	2022	165,976	3.69	94.1	18,515
Q2	2022	179,118	3.71	93.9	20,091
Q3	2022	198,495	3.53	93.6	21,120
Q4	2022	208,444	3.37	93.7	21,049
Year	2022	752,033	3.56	93.8	80,775
Q1	2023	170,721	3.11	93.8	16,036
Q2	2023	179,087	3.22	94	17,436
Q3	2023	208,902	3.46	93.7	21,772
Q4	2023	211,730	3.17	93.6	20,172
Year	2023	770,440	3.25	93.8	75,416
Q1	2024	175,101	3.23	93.9	17,050
Q2	2024	208,682	3.31	93.7	20,773
Q3	2024	205,975	3.07	93.4	18,992
Q4	2024	207,721	3.18	93.6	19,841
Year	2024	797,479	3.20	93.6	76,656
January	2025	68,102	3.21	93.6	5,988
February	2025	61,362	3.13	93.7	5,794

797,479 tonnes of ore were milled in the Year, which was a record achievement for Blanket and represents approximately 95% of the maximum milling capacity of 838,000 tonnes per annum. Milling operations continued strongly into 2025 after an extended plant shutdown in early January 2025 to allow for enhanced plant maintenance. In January an average of 2,348 tonnes per day were milled compared to approximately 2,279 tonnes per day in 2024.

The feed grade in the Quarter was lower than budget due to the continued effect of a fall of ground early in the third quarter of 2024 in a high-grade pillar area. As a result of this incident, mining activities in similar areas were suspended as a safety precaution. During the Quarter, after further evaluations, it was determined that mining could resume in pillar areas with improved primary support and accordingly, development to provide access to pillar areas was re-started. Gold recovery in the Quarter was consistent with previous quarters.

Gold production in January and February was better than expectations – largely due to better than expected tonnes mined and milled, offset somewhat by a lower feed grade.

4.4. Capital Projects - Blanket

The main capital projects are ongoing mine development to provide access to new mining areas and the completion of the new TSF.

On-mine capital development includes the infrastructure which will allow for three new production levels (26, 30 and 34 levels); a fourth level (38 level) is to be added in due course via a twin decline that commenced in February 2025. 3,710 meters of development were achieved in the Quarter against a plan of 5,362 meters. Development activity was adversely affected by the breakdown of a compressor for approximately 8 weeks due to a lightning strike.

The old TSF at Blanket has reached the end of its life. The design parameters for the new facility include:

•	capacity of 13 million tonnes which is anticipated to be adequate for 14 years of production at current deposition rate;

•	“upstream” design, due to the limited space;

•	clear water dam and tailings facility have a double lining (geotextile and clay liner) and polyurethane liner respectively to avoid contamination of ground water;

•	the design includes new piping and new pumps for a gland service water and return water system with instrumentation;

•	new boreholes for monitoring around the facility; and

•	a waste embankment between the TSF and the village for dust prevention.

The anticipated cost of the new TSF is $25.1 million which will be incurred over a period of 3 years (2024: $11.4 million, 2025: $5.4 million and 2026: $8.3 million).

The TSF is being built on a modular basis to spread the cost over a longer period, and to ensure that the first phase could receive material before the old TSF reached its full capacity. Work on the TSF commenced in March 2023, the first phase of the project was completed at the end of February 2024 and deposition on the new TSF commenced on October 30, 2024. All of Blanket’s tailings have been deposited on the new facility from the beginning of 2025.

Refer to section 4.9 for the 2025 capital expenditure.

4.5. Indigenisation

As set out in previous MD&As, transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket.

Following the appointment of President Mnangagwa in 2017, the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million, which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at December 31, 2024 was $10.3 million (December 31, 2023: $13.4 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. The dividends attributable to GCSOT, which holds 10% of Blanket, were withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013.

The final payment to settle the advance dividend loan to GCSOT was made on September 22, 2021. Dividends to GCSOT after that date are unencumbered.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Consolidated Financial Statements.

4.6. Bilboes

Sulphides feasibility study

The main objective at Bilboes is to construct a large, multiple open-pit operation to extract and process sulphide mineralisation. A feasibility study in respect of the Bilboes sulphide project was prepared by the previous owners which targeted mine and processing operations to produce an average of 168,000 ounces of gold per annum over a 10-year life of mine. Caledonia does not regard this previous study as a current feasibility study.

In June 2024, Caledonia announced a revised development plan for Bilboes in the form of a Preliminary Economic Analysis (“PEA”).

Caledonia has been progressing work on a feasibility study for the Bilboes project, initially due for publication in Q1 2025. While ongoing work confirms the project has attractive economics, several new developments plus higher indicated capital costs have prompted the Company to defer the finalisation of the feasibility study in order to undertake further work to allow for the evaluation of key, and certain new, factors that we expect could positively impact project economics. These include:

●	Engage with the authorities to explore the potential sale of concentrate to reduce up front capital expenditure by removing the need for a BIOX processing circuit;

●

Potential relocation of the Tailings Storage Facility to a more suitable location, including considering a location on Caledonia’s Motapa property, immediately adjacent to Bilboes, which, due to the topography of the area, could reduce initial construction costs;

●	Incorporate Motapa into the Bilboes feasibility study, following the positive results announced in 2024 and in light of further exploration work being done this year;

●	Re-assess a smaller-scale development approach, taking into account both economic returns and deliverability;

●

Explore near-term revenue opportunities across the portfolio, including newly discovered potential to add new high grade ore sources for Blanket in the near term which may contribute to funding for Bilboes.

Caledonia remains committed to maximising Caledonia’s net present value per share: this means identifying the optimal balance between growth and equity dilution, having regard to an acceptable degree of debt funding. Funding solutions are being progressed in tandem with work on the new feasibility study. It is anticipated that funding will include elements of non-recourse project funding, mezzanine funding and loans against Caledonia’s other assets. Finalisation of funding structures will only be possible after publication of the feasibility study and the timing will be subject to the timing imposed by prospective funders.

Oxide mining activities

In the fourth quarter of 2022, a small operation was started to mine and process oxide mineralisation at Bilboes. The oxide mining activities were restarted predominantly with the objective to generate cash flows to pay for the existing cost structures at Bilboes Holdings (Private) Limited (“Bilboes Holdings”). The costs arising from the oxide mining activities were higher than expected and gold production was lower than expected. The oxide mining activities were therefore placed on care and maintenance at the end of September 2023. Leaching of ore which has already been placed on the heap leach continued in the Quarter and had no material effect on Caledonia's financial performance. Leaching activities will continue as long as they cover the operating costs.

4.7. Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarised as follows:

•

Blanket produces dore gold that it is obliged to deliver to FGR, a subsidiary of the Mutapa Investment Fund (government owned entity), which refines the gold to a purity of 99.5% on a toll-treatment basis. With effect from April 2023, 25% of the resultant gold is sold to FGR and the remaining 75% is exported to a refiner of its choice outside Zimbabwe for final processing. During the Quarter, gold exports were sold to Al Etihad Gold FZCO and Stonex Financial Limited. The sale proceeds for the gold sold via the offshore refiners are paid in US Dollars to Blanket’s commercial bankers in Zimbabwe within 48 hours of delivery. Management believes this sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners, and it may allow for the Company to raise debt funding secured against offshore gold sales. 25% of Blanket's gold is sold to FGR at a price that reflects the prevailing London Bullion Market Association price and the official ZiG/USD exchange rate on the date of sale. Payment is made by FGR to Blanket in ZiG (from April 5, 2024) within 14 days of the sale. FGR deducts a refining fee of 1.24% from the ZiG sale proceeds; FGR collects half of the 5% royalty which is payable to the Government of Zimbabwe in physical gold which is deducted from the amount exported and the balance is paid in USD and ZiG proportionately to the revenue split between USD and ZiG (as discussed further below).

•

On January 6, 2025, the RBZ issued a Monetary Policy Statement which, inter alia, included provision that with immediate effect exporters such as Blanket are required to “surrender” 30% of their export proceeds in return for ZiG. This means the arrangement outlined above has changed such that Blanket exports 70% of its gold production and sells the remaining 30% to FGR for ZiG-denominated consideration.

•	The interbank RTGS$/USD and ZiG/USD exchange rates at each quarter end and at the latest practicable date prior to the publication of this MD&A are set out below.

Interbank Exchange Rates
	(RTGS$:US$1)	(ZiG:US$1)
December 31, 2023	6,104.72
March 31, 2024	22,055.47
April 5, 2024	30,674.32	13.56
June 30, 2024		13.70
July 31, 2024		13.79
August 8, 2024		13.80
September 30,2024		24.88
December 31, 2024		25.80
March 17, 2025		26.67

After a devaluation of approximately 80% at the end of the 3rd quarter of 2024, the interbank exchange rate was relatively stable during the Quarter.

Devaluation of the ZiG (RTGS$ replaced by the ZiG with effect from April 5, 2024) means that net monetary assets held in ZiG (previously RTGS$) will devalue in USD terms. In the ordinary course of its business, Caledonia has net ZiG-denominated assets comprising ZiG-denominated cash and receivables (primarily for the gold sold to FGR and VAT receivables) and ZiG liabilities (mainly comprising taxes payable). During the Year, Blanket incurred net realized foreign exchange losses of $8.8 million due to the devaluation of the RTGS$ and subsequently the ZiG. These losses adversely affected cash generated. To reduce the exposure to such losses, management has engaged in aggressive ZiG-denominated procurement to reduce its ZiG-denominated cash. This activity frequently results in Blanket making prepayments in respect of consumables and supplies denominated in RTGS$/ZiG, which also adversely affects cash generation.

ZiG cash balances at December 31, 2024 amounted to a USD equivalent of $0.2 million and $2.4 million at March 10, 2025.

Electricity supply

Blanket requires approximately 24MW of electricity power to maintain all mining and processing operations.

Blanket obtains approximately 20% of its power requirements from a captive solar plant, which is currently owned by Caledonia. The solar plant was commissioned in March 2023 at a cost of approximately $14.2 million. In general, the solar plant has operated better than anticipated. The solar plant does not provide any power at night and output is severely restricted if there is anything other than unbroken sunshine. Solar output was adversely affected in the Quarter by an increased incidence of cloudy days due to the onset of the rainy season. In addition, during the Quarter, a component failure impaired the production capacity of the solar plant for 8 days, which coincided with a period of very poor performance due to overcast conditions. 6,613Gwh of power was provided by the solar plant in the Quarter. As discussed in section 4.8, Caledonia has reached agreement for the sale of the solar plant; Blanket will continue to have an exclusive long-term supply contract for 100% of the electricity produced by the solar plant.

In the ordinary course of events, the remainder of Blanket’s power is imported into Zimbabwe (mainly from Mozambique) and is “wheeled” through the Zimbabwe grid to Blanket. Due to the very poor condition of the grid - particularly in Blanket’s location – the grid power provided to Blanket is subject to frequent interruptions. In addition, power obtained through the grid is subject to frequent surges and dips in voltage which, if not controlled, cause severe damage to Blanket’s electrical equipment.

In recent years, Blanket has increased its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects but only on a stand-by basis. Electricity produced by diesel generators costs approximately 45 cents/kWh compared to 12.8 cents/kWh for grid power.

During the Quarter, due to the various supply issues noted above, Blanket consumed 30.5GWh of power compared to a plan of 32.1GWh. The shortfall in power availability adversely affected development activities (as noted elsewhere) because the available power was used primarily to maintain production.

The following initiatives have been implemented by Blanket to alleviate the power challenges:

•

2019: installed two 10MVA auto tap transformers on the Zimbabwe Electricity Supply Authority ("ZESA") supply line to protect equipment at No. 4 shaft and the main metallurgical plant from voltage fluctuations on the incoming grid supply (cost: $0.488m).

•	2019: two further 10MVA auto tap transformers were installed to protect equipment at Central shaft (cost: $0.488m).

•	Caledonia’s 12.2MWac solar plant was commissioned in early 2023 at a cost of $14.2 million and provides approximately 20% of Blanket’s average daily electricity demand.

•

In April 2023 Blanket entered into a power supply agreement with the Intensive Energy Users Group (“IEUG”) and the Zimbabwean power utility to allow the IEUG to obtain power outside of Zimbabwe and strengthen the Zimbabwean power grid. As a result of this arrangement, Blanket has paid a lower tariff for energy supplied by IEUG but as noted above, it has not improved the power quality received at Blanket.

•

In November 2024 power factor correction equipment was installed at a cost of $1.5 million. In the long term this equipment is expected to reduce diesel consumption, although, as noted above, due to the other difficulties with power supply in late 2024, diesel consumption was higher than usual to compensate for poor supply from the solar plant and from the grid. However, the power factor correction equipment is expected to reduce penalty charges incurred by ZESA, which is expected to save approximately $1.2 million per annum.

In addition to the above, the capital budget for 2025 includes provision to re-configure the Central shaft winder so that it uses less power: the capital cost of this exercise is approximately $2.4 million with an annual saving of approximately $1.2 million per annum. Investigations are under way to reduce Blanket's overall electricity consumption by using the available shafts and machinery more efficiently. Management is also evaluating other options to improve the overall quality of Blanket’s power supply to enhance operational resilience and reduce costs.

Water supply

Blanket uses water in the metallurgical process. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2024/2025 rainy season has been poorer than usual, and management is looking at ways to reduce consumption and find alternative sources which include boreholes.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket and Caledonia are as follows:

•

A royalty is levied on gold revenues at a rate of 5% if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200 per ounce. The royalty is allowable as a deductible expense for the calculation of income tax.

•	The 5% royalty is payable in the same proportions of currencies as revenues are received. From October 9, 2022, 50% of royalty payments are payable in gold.

•

Income tax is levied at 25.75% (2023: 24.72%) on taxable income as adjusted for tax deductions in the tax year. The main adjustments to taxable income for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. There is a deduction of 100% of all capital expenditure incurred in the year of assessment. As noted above, the royalty is deductible for income tax purposes. The calculation of taxable income is performed using financial accounts prepared in USD and split between USD and RTGS$ (from April 5, 2024, the ZiG) based on the currency in which the transactions are denominated. Large devaluations in the RTGS$ to the USD has reduced most of the deferred tax liability previously denominated in RTGS$.

Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.8. Solar plant

As noted in section 4.7, Blanket suffers from unstable grid power and power outages. In late 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. In 2020, the Caledonia board approved the project, and the Company raised $13 million (before commission and expenses) to fund the project through the sale of 597,963 shares at an average price of $21.74 per share. Caledonia’s 12.2 MWac solar plant was connected to the Blanket grid in November 2022 and was fully commissioned in early February 2023 at a construction cost of $14.3 million. At the date of the approval of this MD&A the plant provides approximately 20% of Blanket’s total electricity requirement during the day.

In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (Private) Limited (“CMS”) (which owns the solar plant) to issue bonds up to a value of $12.0 million in the form of loan notes (the “solar bonds”). The decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and up to the date of this MD&A $11.5 million of bonds have been issued to Zimbabwean commercial entities. In anticipation of the sale of the solar plant, the bonds have been transferred to CHZ so that CHZ is now the issuer of the bonds.

Due to the unique operating environment in Zimbabwe and Caledonia’s significant in-country expertise, Caledonia opted to build the solar plant using its own resources rather than relying on an external party to build and own the solar plant using its financial resources and selling the resultant power to Blanket on a long-term contract. Accordingly, Caledonia constructed the solar plant using its own financial resources at a cost of $14.3 million. As the solar plant is now fully commissioned and is working as planned, Caledonia no longer needs to own the solar plant, provided it retains long term access to the power it produces. On September 30, 2024 Caledonia signed a conditional sale agreement for the entire issued share capital of its Zimbabwe subsidiary, Caledonia Mining Services (Private) Limited ("CMS"), which owns and operates the solar plant and supplies power to Blanket Mine. CMS is to be sold to CrossBoundary Energy Holdings ("CBE") for $22.35 million, payable in cash, and the power generation of the solar plant will continue to be sold to Blanket Mine by way of a power purchase agreement.

Upon completion of the sale, Caledonia will realise a profit on the $14.3 million construction cost. Completion of the sale will return capital to Caledonia at a key moment in the Company's growth trajectory while it retains the exclusive energy off take, ensuring approximately a fifth of Blanket Mine's daily electricity requirement continues to be met by renewable power.

The solar plant asset was re-classified as held for sale as at December 31, 2024 in the Consolidated Financial Statements.

4.9. Opportunities and Outlook

Production and cost guidance

Blanket production guidance for 2025 is 73,500 - 77,500 ounces. This reflects the current mine scheduling, which anticipates that Blanket will continue to mine lower-grade areas.

Blanket on-mine cost per ounce is forecast at $1,050 - $1,150 (up from $950 - $1,050 in 2024), while all-in sustaining cost ("AISC") per ounce is expected to be in the range of $1,690 - $1,790 (up from $1,450 - $1,550 in 2024). Cost guidance for 2025 reflects higher labour, HR and IT expenses and increased sustaining capital expenditure. Increased expenditure in these areas is part of the ongoing modernisation of the business, building a foundation for the extended operating life at Blanket, growth arising from Bilboes and Motapa, and future profitability. The 2025 on-mine cost per ounce includes $20 per ounce of ESG cost; 2024 ESG cost of $1.3 million (approximately $17 per ounce) was not part of the guidance range for 2024.

Capital expenditure

The total capital expenditure at Blanket for 2024 amounted to $27.9 million versus a planned expenditure of $30.8 million. The capital expenditure remained as per previous guidance with the difference of $2.9 million moved to 2025 with no impact on operations at Blanket due to the change in timing of the expenditure.

The 2025 capital expenditure programme totals $41.0 million, with $34.1 million allocated to Blanket and $6.3 million at Bilboes and Motapa. These investments aim to modernise operations and improve mining efficiency at Blanket. While there will be short-term cost pressures, the long-term goal is to reduce costs, improve profitability, and ensure the continued success of Blanket over its recently increased life of mine. All expenditure will be funded from cash generation and cash reserves with no anticipated impact on the dividend.

Key projects include:

•

Blanket development: $6.6 million to carry out planned development of 4,663 meters including an additional 590 meters to improve flexibility and access higher grade areas from the previously reported life of mine plan.

•	Efficiency improvements: $3.4 million for energy-saving initiatives at Blanket.

•	Operational resilience: $4.8 million to complete the TSF and $0.7 million for IT upgrades as the business continues to modernise its systems and processes.

•	Exploration and project development: $5.8 million towards exploration at Motapa, building on promising 2024 results and to complete the feasibility study at Bilboes.

Caledonia Group 2025 Capital Expenditure Forecast
	$'million
Capital development	6.6	4,663 meters of planned capital development includes an additional 590 meters to improve flexibility and access higher grade areas.
Milling	6.8	Includes $4.8m on Phase 2 of the new TSF and $1.6m to improve metallurgical plant controls.
Engineering	11.0

Includes conversion of Central shaft winder from AC to DC operation at a cost of $2.4m (expected to realise annual power savings of $1.2m from 2026); and $1m to identify an energy solution at Blanket to improve resilience and reduce costs due to the continued deterioration of the grid.

Mineral resource management	1.8	Exploration drilling at Blanket.
IT Infrastructure	1.1	New software to improve mine planning; installation of a clocking system to enhance labour efficiency.
Safety, health and environment	2.5	Includes $900k to improve underground ventilation.
Mining and other capital equipment	1.4	Central shaft conveyor extension deferred to 2026.
Rollovers from 2024	*2.9	Capital items from the 2024 budget rolled over to 2025.
Total Blanket	34.1
Motapa drilling	2.8	Following encouraging results from the 2024 exploration campaign, 2025 exploration will focus on the Mpudzi and Motapa North target areas.
Bilboes	3.0	Further work to complete the feasibility study .
Other	1.1	Group IT and licence renewals.
Total Group	41.0

*The roll-overs were revised to $2.9 million from the published $3.7 million in the RNS number 1641T, dated January 14, 2025.

The 2026 and 2027 capital expenditure at Blanket is expected to be $22 million and $27.2 million respectively. The capital expenditure in these years includes expenditure to increase capital development to increase production flexibility, which should result in more consistent grades and increase the stockpile over time. It also includes an on-surface conveyor belt that is expected to reduce ore handling cost and IT and drilling equipment that is planned to improve decision making and availability of information as well as reduced exploration cost in the future. Additional raise bore holes and ventilation are planned to improve safety underground in these years.

Further expenditure at Bilboes and Motapa will depend on the strategic prioritisation of the uses of cash and the outcome of further work on the feasibility study and exploration respectively.

Dividend

Caledonia has paid a quarterly dividend since 2012. Dividends have typically been declared and paid in January, April, July and October of each year. To streamline the administration relating to board processes, future dividends are expected to be declared at the same time as the publication of quarterly results i.e. in the middle of March, May, August, and November. Payment of the dividends will be subject to the usual regulatory and administrative procedures i.e. approximately four weeks after the dividend has been declared.

This change noted above relates only to the timing of future dividends; this change does not denote any change in the Company's dividend policy.

A dividend of 14 cents per share was declared on March 24, 2025 and will be paid on April 17, 2025.

The board will consider the continuation of the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management including with regard to Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

Strategy

The immediate strategic focus is to:

●

maintain production at Blanket at the targeted range of 73,500 - 77,500 ounces for 2025 and at a similar level for 2026, whilst modernising operations and improving mining and operational cost efficiencies;

●

Engage in further exploration at Blanket with the objectives to upgrade existing inferred mineral resources to measured and indicated mineral resources and to commence exploration on other target areas on Blanket’s lease area which are outside the current mine footprint; complete the Caledonia feasibility study on the Bilboes sulphide project, continue to evaluate funding solutions, raise funding and commence development of the sulphide project; and

●

continue with exploration activities at Motapa with a view to identifying sulphide and oxide resources. Any sulphide resources would eventually be treated as part of the Bilboes sulphide project; oxide resources may create short term, relatively short-life revenue opportunities.

5. EXPLORATION

Caledonia’s exploration activities are focussed on Blanket and Motapa.

Blanket

Deep exploration drilling continues at Blanket primarily targeting the down dip continuations of the Eroica, Blanket and AR South mineralised zones. In addition to these zones, drilling has been planned to commence on the down-dip continuation of the Lima mineralised zone.

Results of the drilling program continue to be highly encouraging for the continuation of the mineralised zone to 34 level and beyond with intersected grades and widths generally higher than included in the life of mine. Further results from the deep drilling at Blanket are anticipated to be published during the second quarter of 2025. The drilling could potentially upgrade confidence in the mineral resource classification from inferred to indicated mineral resources. Deeper drilling serves to increase the delineation of the mineralised zones thereby potentially increasing the inferred mineral resource base.

Blanket is commencing a surface exploration project within the area held under the Blanket mining lease. The program is targeting the Banded Iron Formation (“BIF”) which strikes in a north-westerly direction and has been exploited at the nearby Vumbachikwe and Sabiwa gold mines.

Initial work comprised Induced Polarisation (“IP”) and Ground Magnetic (“GM”) surveys. These surveys delineated anomalous zones over a 600-metre strike length which subsequent surface reconnaissance mapping and pitting has shown to be quartz filled shear zones hosted within the BIF. Grab samples from shallow surface pits returned assay values ranging between 0.59 and 32.12 grammes per tonne from analysis at the Blanket assay laboratory.

Planned activities for 2025 include:

•	Surface trenching at 50 metres spacing over the strike length of 600 metres.

•	Reverse Circulation (“RC”) drilling focused on defining the potential of shallow oxide mineral resources.

Motapa

Surface trenching at Motapa progressed significantly during the Quarter with total meters trenched now standing at 21,041 metres from a planned 22,212 metres. Trenching continues to define zones of anomalous gold mineralisation for follow up drilling activities.

At the end of the Quarter, total RC metres drilled stood at 5,443 metres against a budget of 4,663 metres, and 5,317 samples were submitted of which 4,882 assays have been received, while diamond drilling metres drilled stood at 4,143 metres against a budget of 3,978 metres, and 4,300 samples were submitted of which 4,251 assays have been received.

The 2025 work program for Motapa is targeting the shallow oxide potential at Mpudzi, and the deeper sulphide mineralisation below the historic oxide pits at Motapa North. Trenching will continue on areas not covered by trenching undertaken in 2024. Caledonia announced encouraging results from its recent exploration programme at Motapa in 2024. These results will be updated in due course as new information becomes available.

The Mpudzi area has the potential to host shallow oxide mineral resources within a BIF lithology. A shallow RC drilling program will be executed during 2025 with the aim of defining oxide mineral resources which may be amenable to heap leaching at the adjacent Bilboes property.

The old, decommissioned heap leach pad at Motapa will undergo a series of Particle Size Distribution (“PSD’s”) to determine the remaining gold content in various size fractions. The pad comprises material ranging from sub 1mm particles up to approximately 150mm in size. Depending on the efficiency of the pad, the irrigation and the silicification of the material, there may be leachable gold remaining in the coarser fractions. Crushing of the oversize fraction may provide a source in the near term of leachable ore for the adjacent Bilboes leaching facility.

$2.8 million has been earmarked for exploration activities at Motapa in 2025.

6. LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources is set out below.

Liquidity and Capital Resources
($’000’s)
As at	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	2023	2023	2024	2024	2024	2024
Net cash and cash equivalents	(3,192)	(11,032)	(14,160)	(1,366)	(7,635)	(8,668)
Net working capital	18,758	14,096	9,320	21,511	18,368	15,923

Movements in Caledonia’s net cash, overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 3.3.5. The Group’s liquid assets as at December 31, 2024 plus anticipated cash flows exceeded its planned and foreseeable commitments as set out in section 7.

7. OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Consolidated Financial Statements). The Company had the following contractual obligations at December 31, 2024:

Payments due by period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	26,647	–	–	–	26,647
Provisions	80	502	313	8,769	9,664
Capital expenditure commitments	2,503	–	–	–	2,503
Loans and borrowings	1,464	1,654	–	–	3,118
Lease liabilities	121	234	–	–	355
Cash-settled share-based payments	634	411	–	–	1,045
Loan notes (solar bonds)	855	9,618	–	–	10,473

These amounts do not include interest accrued on December 31, 2024.

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold to Blanket.

Other than the proposed investment in the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central shaft and the further stages of the new TSF as discussed in section 4.4 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities. The Group leases property for its administrative offices in Jersey, Harare, Bulawayo and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of December 31, 2024, the Group had liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $5.3 million (December 31, 2023: $4.7 million), Motapa’s undiscounted liability amounted to $0.9 million (December 31, 2023: $1.4 million), and Bilboes’ undiscounted liability amounted to $3.5 million (December 31, 2023: $4.4 million).

8. ADJUSTED EARNINGS PER SHARE

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the profit/loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to Blanket Employee Trust Services (Private) Limited (“BETS”) (the company that owns 10% of Blanket’s shares on behalf of an employee trust), foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted earnings (loss) per share (“Adjusted EPS”) to IFRS Profit attributable to owners of the Company
($’000’s, unless otherwise indicated)
	3 months ended December 31		12 months ended December 31
	2024	2023	2024	2023
		*Restated		*Restated
Profit for the period (IFRS)	7,516	(2,589)	23,054	(4,840)
Non-controlling interest share of loss for the period	(1,651)	(813)	(5,155)	(3,022)
Profit (loss) attributable to owners of the Company	5,865	(3,402)	17,899	(7,862)
BETS adjustment	(134)	(124)	(389)	(262)
Earnings (loss) (IFRS)	5,731	(3,526)	17,510	(8,124)
Weighted average shares in issue (thousands)	19,269	18,832	19,201	18,626
IFRS EPS (cents)	29.7	(18.7)	91.2	(43.6)

Add back (deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	6	22	30	27
Unrealised net foreign exchange gains	(865)	220	(23)	(609)
- less tax	–	(40)	–	(40)
Adjusted IFRS profit excl. foreign exchange	4,872	(3,324)	17,517	(8,746)
Weighted average shares in issue (thousands)	19,269	18,832	19,201	18,626
Adjusted IFRS EPS excl. foreign exchange (cents)	25.3	(17.6)	91.2	(47.0)

Add back (deduct) amounts in respect of:
Reversal of BETS adjustment	134	124	389	262
Impairment of property, plant and equipment	1,711	–	1,711	877
Impairment of exploration and evaluation assets	385	–	385	–
Retirement costs	(21)	–	2,214	–
Tax on Retirement costs	5	–	(572)	–
Deferred tax	1,428	3,419	2,179	5,208
Non-controlling interest portion of deferred tax, impairment, retirement costs and the tax on retirement costs	(318)	(353)	(612)	(639)
Fair value losses on derivative financial instruments	335	529	831	1,119
Adjusted profit	8,531	395	24,042	(1,919)
Weighted average shares in issue (thousands)	19,269	18,832	19,201	18,626
Adjusted EPS (cents)@	44.3	2.1	125.2	(10.3)

@ Restated - exchange losses and gains on the ZiG and RTGS$ have been retrospectively included in Adjusted EPS due to the recurring nature of these losses.

*Refer to section 10 and section 11 of the MD&A.

9. RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include directors and executive officers of the Company. The amounts paid by the Company for the services provided by key management personnel who are related parties have been determined by negotiation among the parties and are reviewed and approved by the Company’s board. These transactions are in the normal course of operation.

The Company has extended the consultancy agreement with Mr. Curtis, a former director of the Company and Chief Executive Officer, until December 31, 2025 with a monthly fee of $12,500. During the Quarter, the Company expensed $37,500 (2023: $37,500) in advisory service fees to Mr. Curtis and $150,000 for the year (2023: $150,000).

$2,500 rent was paid to Fulbon Investments (Pvt) Limited per month from January 2023, of which Mr. Gapare is a director, which supplied office accommodation to CHZ.

10. RESTATEMENT OF COMPARATIVE INFORMATION

In preparation of the Consolidated Financial Statements for the year ended December 31, 2024, an error was identified in the accounting interpretation related to the calculation of deferred tax liabilities at Blanket. The non-cash restatement does not affect income tax calculations or submissions.

In October 2018, the RTGS$ was introduced in Zimbabwe at 1:1 to the USD. The RTGS$ was deemed the only legal tender in Zimbabwe, and all liabilities held previously were to be denominated in RTGS$. In 2019, Practice Note 26 (as described in note 3.1.5 of the Consolidated Financial Statements) required all income tax returns to be calculated in RTGS$ for transactions occurring prior to introducing the multi-currency regime in 2023.

Blanket’s deferred tax liabilities were incorrectly calculated in RTGS$ and accounted for as a monetary item where RTGS$ deferred tax temporary differences were translated to the USD functional currency. Gains related to the devaluation of the deferred tax liabilities were realised in profit or loss. Transactions from 2019 to 2022 affected the deferred tax liability calculation and continued to be denominated in RTGS$ in accordance with the legislated tax regime after the multi-currency regime was introduced. The accounting for the deferred tax liabilities in RTGS$ with the translation to USD remained consistent in all previous consolidated financial statements, yet the carrying value of the deferred tax liabilities should have been denominated in USD rather than RTGS$. The error, stemming from January 1, 2019, was corrected from the earliest period presented in the Consolidated Financial Statements, as presented in the table below.

Consolidated statements of profit or loss and other comprehensive income
($'000's)	December 31, 2023			December 31, 2022
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange (loss) profit	(2,550)	(4,222)	(6,772)	4,411	(10,088)	(5,677)
Tax expense	(12,810)	–	(12,810)	(16,770)	2,411	(14,359)
(Loss) profit for the year	(618)	(4,222)	(4,840)	22,866	(7,677)	15,189
Total comprehensive income for the year	(1,240)	(4,222)	(5,462)	22,404	(7,677)	14,727
Non-controlling interests	3,580	(558)	3,022	4,963	(1,013)	3,950
Basic (loss) earnings per share ($)	(0.24)	(0.20)	(0.44)	1.36	(0.51)	0.85
Diluted (loss) earnings per share ($)	(0.24)	(0.20)	(0.44)	1.35	(0.50)	0.85

Consolidated statements of financial position ($’000’s)
	December 31, 2023			January 1, 2023
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	63,172	33,971	97,143	50,222	30,307	80,529
Non-controlling interests	24,477	(6,021)	18,456	22,409	(5,463)	16,946
Deferred tax liabilities	6,131	39,992	46,123	5,123	35,770	40,893

11. INTERNAL CONTROLS OVER FINANCIAL REPORTING

11.1 Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

●	material information relating to the Company is made known to them by others, particularly during the period in which filings are being prepared; and
●

information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarised and reported within the periods specified.

Management has evaluated the effectiveness of the Company’s DC&P as defined in National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings for the period January 1, 2019 to December 31, 2024. As a result of this evaluation, the Company’s CEO and CFO concluded that the Company’s DC&P were not effective during these years. The design and operation of the Company’s DC&P were, therefore, not effective and did not provide reasonable assurance that all material information relating to the Company was reported due to the deferred tax liability error identified as described in section 10.

Identified material weaknesses

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

In preparation of the Consolidated Financial Statements, management identified the prior period error as described in section 10 and determined that the restatement of financial information presented was necessary. Management has determined that the control over accounting for deferred tax liabilities did not operate effectively and constitutes a material weakness and requires remediation.

Status of the remediation plan

An appropriate IFRS review was not performed on deferred tax related to temporary differences for assets acquired from 2019 to 2022 at Blanket affecting reporting periods from January 1, 2019 to December 31, 2024. Although the calculation was reviewed and the IFRS interpretations were formed after consultation, the IFRS concepts applied were incorrect and not reconsidered in subsequent years up to the completion of the December 31, 2024 year-end. No amendments were made to IAS 12 from 2019 that would have resulted in the interpretation being reconsidered. Remediation efforts are ongoing and are expected to be completed in the second quarter of 2025. Going forward, management plans to reconsider critical accounting interpretations every 3 years.

Should these remedial measures be insufficient to address the material weakness described above, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future.

11.2 Changes in internal control over financial reporting

Except for the material weakness identified due to the deferred tax liabilities described above, there have been no changes in the Company’s ICFR that have materially affected or are reasonably likely to materially affect the Company’s ICFR during the period January 1, 2019 to December 31, 2024.

11.3 Limitation of DC&P and ICFR

All control systems contain inherent limitations, regardless of how well they are designed. As a result, management acknowledges that its ICFR will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

12. CRITICAL ACCOUNTING ESTIMATES

Caledonia’s accounting policies are set out in the Consolidated Financial Statements which have been publicly filed on SEDAR+. In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Consolidated Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Consolidated Financial Statements. Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements is included in the following notes:

12.1. Site restoration provisions

The site restoration provision has been calculated for Blanket based on an independent analysis of the rehabilitation costs as performed in 2024. For properties in the development phase the restoration costs are recognised at the current estimated cost of restoration undiscounted. For properties in the production phase assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination estimates, restoration standards, and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for.

12.2. Exploration and evaluation (“E&E”) expenditure

Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified. Exploration and evaluations assets are not depreciated.

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of the mineral project and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g., such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

12.3. Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilised or sufficient estimated taxable income against which the losses can be utilised.

12.4. Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

12.5. Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

12.6. Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its mineral reserves (proven and probable) and mineral resources (measured, indicated and inferred) based on information compiled by a qualified person principally in terms of Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“Subpart 1300”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-hole intersections where multiple reefs are intersected.

•	continuity of mineralisation between drill-hole intersections within recognised reefs; and

•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources principally in accordance with Subpart 1300 and NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;

•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

•	cut-off grade;

•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•	planned future production from measured, indicated and inferred resources.

Changes in reported mineral reserves and mineral resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;

•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13. FINANCIAL INSTRUMENTS

13.1. Commodity risk

From December 2022 to December 2024, the Company had the following put options to hedge the gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672 oz	$1,750	December 2022 to May 2023
May 22, 2023	28,000 oz	$1,900	June to December 2023
December 19, 2023	12,000 oz	$1,950	January to March 2024
March 7, 2024	12,000 oz	$2,050	April to June 2024
April 10, 2024	12,000 oz	$2,100	July to September 2024
October 4, 2024	12,000 oz	$2,600	October to December 2024

During February, 2025 the Company purchased Asian put options to hedge 43,439 ounces of gold, spread according to the planned production profile, over a period of eleven months from February to December 2025 at a strike price of $2,600 per ounce.

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce.

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls.

13.2. Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable predominantly relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled shortly after year end.

13.3. Liquidity risk

All trade payables and the bank overdrafts have maturity dates that are repayable as set out in section 3.3.5.

13.4. Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Consolidated Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.7 of this MD&A, the ZiG is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in ZiG being subject to further fluctuations in the exchange rate between ZiG and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

13.5. Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14. SECURITIES OUTSTANDING

At March 24, 2025, being the last day practicable prior to the publication of this MD&A, Caledonia had 19,214,554 common shares issued and the following outstanding options to purchase common shares (“Options”) granted in equal amounts to each of the employees of a PR consultancy to the Company 3PPB LLC being P Chidley and P Durham:

Name of option holder	Number of Options	Exercise Price	Expiry Date
P Chidley	5,000	USD 9.49	30-Sep-29
P Durham	5,000	USD 9.49	30-Sep-29
	10,000

On June 14, 2024, 5,000 options previously granted to P Chidley at an exercise price of US$7.35 were exercised for a total consideration of $36,750. The same number of options and on the same terms, granted to P Durham, were not exercised and expired in August 2024.

The OEICP allows that the number of shares reserved for issuance to participants under the OEICP, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time.

15. RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: Caledonia currently has sufficient cash and operating resources, access to funding and continues to generate sufficient cash to cover all its anticipated investment needs.

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Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. At prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations and to fully implement its investment plan as scheduled. No assurance can be given that sufficient foreign currency will continue to be available.

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Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

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Development risk: The Company is engaged in the implementation of the Central shaft project as set out in section 4.4 of this MD&A, as well as other projects including in particular Bilboes. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

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Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

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Mineral rights: The Company’s existing mining lease, claims, licences, and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences. The Company may not make payments by the required date or meet development and production schedules that are required to protect its lease, claims and licences.

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Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

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Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.

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Illegal mining: In previous years there were incidences of illegal mining activities on properties controlled by Blanket which resulted in increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases. Those properties most at risk from such activity had been sold. With new mining areas having been acquired by the Group the incidence and possibility of illegal mining has increased, and there have been minor instances of illegal mining at Bilboes and Motapa. The Group is receiving adequate support and assistance from the Zimbabwean police.

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Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket. Further information available in section 4.7.

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Water supply: Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. Management is assessing measures to reduce water consumption and to establish alternative sources of supply.

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Zimbabwe Country risk: The commercial environment in which the Company operates is unpredictable.  Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency at a realistic exchange rate to make payments from Zimbabwe which may result in continued foreign exchange losses being realised and/or local currency being used to procure goods and services at elevated prices in USD terms; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket, including amounts due in respect of VAT refunds. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

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Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to FGR, a company which was previously owned by the RBZ and is now owned by the Mutapa Investment Fund (Zimbabwe's sovereign wealth fund). The Company has a mechanism whereby it sells 75% (now 70% following the recent change in foreign exchange "surrender" requirements) of its produced ounces to refiners outside of Zimbabwe.

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Other gold industry risks: On June 27, 2023 the U.S. Department of State together with other U.S. government agencies issued an advisory in light of reports related to the role of illicit actors in the gold trade to (i) highlight the opportunities and specific risks raised by the gold trade across sub-Saharan Africa and (ii) encourage industry participants to adopt and apply strengthened due diligence practices to ensure that such malign actors are unable to exploit and benefit from the sector, which remains essential to the livelihoods of millions of people across sub-Saharan Africa. Caledonia acknowledges and concurs with the U.S. Department of States’ warning that without adequate due diligence and appropriate mitigating measures, an industry participant may inadvertently contribute to one or more of these risks, including conflict and terror financing, money laundering activities, sanctions evasion, human rights and labour rights abuses and environmental degradation.  Caledonia has robust policies in place to counter such risks including, amongst other things: a Code of Business Conduct, Ethics and Anti-Bribery Policy, a Human Rights Policy and Customer AML/KYC Policy, and it encourages whistleblowing and grievance reporting in order to monitor compliance.  Caledonia performs enhanced due diligence on significant suppliers and other counterparties (including, but not limited to, sanctions and political exposure checks), has established new and robust routes to market for its gold production (none of which, for the avoidance of doubt, is artisanal) and has scrutinised the new refineries to which it now sells its gold.  The Company reports its ESG performance annually, disclosing key environmental data, supports artisanal miners in the form of tributing of gold claims (as well as the local community generally) and has adopted best practice in the construction of its new TSF.  For more information in all of these areas, please refer to Caledonia’s ESG reports.

16. FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; future dividend payments; and the proposed sale of the solar plant. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralisation being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to FGR, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

17. QUALIFIED PERSON

Mr. Harvey (NHD Economic Geology, MGSSA, MAIG) is the Company’s qualified person as defined by Subpart 1300 and NI 43-101. Mr. Harvey is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Harvey has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.